Exhibit 99.1

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

INDEX TO FINANCIAL STATEMENTS

PAGE

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Condensed Consolidated Interim Balance Sheets as of June 30, 2014 and December 31, 2013	F-2

Condensed Consolidated Interim Statements of Income and Comprehensive Income for the Six Months Ended June 30, 2014 and 2013	F-3

Condensed Consolidated Interim Statements of Cash Flows for the Six Months Ended June 30, 2014 and 2013	F-4

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS	F-5

F-1

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS

(UNAUDITED)

	June 30,	December 31,
	2014	2013
	US$	US$

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	4,276,136	2,592,945
Accounts receivable -less allowance for doubtful accounts of $938,540 and $935,865	12,422,339	12,616,694
Contract Deposits	2,091,712	2,373,651
Other receivables -less allowance for doubtful accounts of $598,747 and $598,747	2,577,863	756,205
Other receivables-related party	87,000	-
Advances to Suppliers	5,008,814	7,077,275
Prepayment and other current assets	4,316,041	5,597,984
Inventories, net	6,735,235	4,914,083
Tax receivable	679,001	372,935
Deferred tax asset	123,560	125,676
Total Current Assets	38,317,701	36,427,448

Deposits for purchase of property, plant and equipment	2,829,989	-
Property and equipment, net	4,766,368	3,164,065
Intangible assets, net	2,500,472	2,616,349
Total Assets	48,414,530	42,207,862

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Short-term borrowings	2,436,000	2,477,715
Accounts payable	202,042	86,804
Advances from customers	374,170	317,947
Accrued expenses and other current liabilities	443,867	494,574
Taxes payable	473,842	82,750
Warranty obligation	342,723	348,591
Total Current Liabilities	4,272,644	3,808,381

OTHER LIABILITIES
Warrants liability	1,891,397	720,857
Total Liabilities	6,164,041	4,529,238

Commitments and Contingency

Equity
Common shares, $0.002731 par value, 18,307,038 shares authorized, 5,616,700 and 4,668,000 shares issued and outstanding at June 30, 2014 and December 31, 2013, respectively	15,340	12,749
Additional paid in capital	17,661,645	13,752,187
Retained earnings	19,541,756	18,143,344
Accumulated other comprehensive income	3,264,629	3,950,071
Total Dehaier Medical Systems Limited shareholders' equity	40,483,370	35,858,351
Non-controlling interest	1,767,119	1,820,273
Total equity	42,250,489	37,678,624
Total liabilities and equity	48,414,530	42,207,862

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-2

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME AND COMPREHENSIVE
INCOME

(UNAUDITED)

	Six Months Ended
	June 30	June 30
	2014	2013

Revenue	6,277,260	8,325,382

Costs of revenue	(4,177,210)	(5,059,745)

Gross profit	2,100,050	3,265,637

Service income	104,919	99,357
Service expenses	(13,842)	(18,195)
General and administrative expense	(1,607,724)	(868,262)
Selling expense	(552,443)	(564,315)

Operating Income	30,960	1,914,222

Financial expenses	(63,955)	(77,863)
Change in fair value of warrants liability	1,527,835	(4,413)

Income before provision for income tax and non-controlling interest	1,494,840	1,831,946

Provision for income tax	(118,995)	(314,883)

Net income	1,375,845	1,517,063

Non-Controlling interest in loss	22,568	17,353

Net income attributable to Dehaier Medical Systems Limited	1,398,413	1,534,416

Net income	1,375,845	1,517,063

Foreign currency translation adjustments	(685,441)	491,145

Comprehensive income	690,404	2,008,208
Comprehensive income attributable to the non-controlling interest	53,154	(16,129)

Comprehensive income attributable to Dehaier Medical Systems Limited	743,558	1,992,079

Earnings per share
-Basic	0.26	0.33
-Diluted	0.26	0.33

Weighted average number of common shares used in computation
-Basic	5,321,968	4,620,000
-Diluted	5,419,026	4,642,383

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-3

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended
	June 30,
	2014	2013
	US$	US$
Cash flows from operating activities

Net income	1,375,845	1,517,063
Adjustments to reconcile net income to net cash (used in) operating activities
Stock-based compensation expense	349,576	43,737
Depreciation and amortization	301,341	300,840
Change in fair value of warrants liability	(1,527,835)	4,413
Provision for doubtful accounts	18,481	27,224
Provision for inventory obsolescence	77,096	-
Changes in assets and liabilities:
Increase in accounts receivable	(36,590)	(812,221)
Decrease (Increase) in prepayments and other current assets	3,156,478	(3,268,571)
(Increase) Decrease in other receivables	(1,567,908)	215,084
Increase in inventories	(1,986,022)	(18,953)
Increase in tax receivable	(313,171)	(3,839)
Increase in accounts payable	117,009	840
Increase in advances from customers	61,740	95,181
(Decrease) Increase in accrued expenses and other current liabilities	(42,641)	285,657
Increase in taxes payable	393,525	538,466
Net cash provided by (used in) operating activities	376,924	(1,075,079)

Cash flows from investing activities
Capital expenditures including deposits for property, plant and equipment	(4,726,762)	(1,115,276)
Net cash used in investing activities	(4,726,762)	(1,115,276)

Cash flows from financing activities
Proceeds from bank loan	2,944,000	2,413,250
Repayment of bank loan	(2,948,700)	(2,410,176)
Net proceeds from issuance of common stock	6,066,546	-
Net cash provided by financing activities	6,061,846	3,074

Effect of exchange rate fluctuations on cash and cash equivalents	(28,817)	25,197

Net Increase (decrease) in cash and cash equivalents	1,683,191	(2,162,084)

Cash and cash equivalents at beginning of period	2,592,945	3,505,330

Cash and cash equivalents at end of period	4,276,136	1,343,246

Supplemental cash flow information
Income tax paid	69,769	231,371
Interest paid	83,130	76,187
Uncollected option exercise proceeds recorded as other receivables and other receivables-related party	110,200

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-4

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL
STATEMENTS

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Dehaier Medical Systems Limited (“Dehaier”) was incorporated in the British Virgin Islands in 2003 as a limited liability company. Dehaier distributes and provides after-sale services for medical equipment in China mainly through its majority-owned subsidiary Beijing Dehaier Medical Technology Co. Limited (“BDL”) and its affiliate Beijing Dehaier Technology Limited (“BTL”). On November 9, 2011, Dehaier established a wholly-owned subsidiary in the United States, Breathcare LLC (“Breathcare”). Both BDL and BTL were incorporated in the People’s Republic of China (“PRC”). Dehaier, through its subsidiaries and affiliate, distributes branded, proprietary medical equipment, such as sleep apnea machines, ventilator air compressors, and oxygen generators. Standard product registration, product certification and quality management system have been established; ISO13485 industry standard has also already been passed. It also has the distribution rights for a number of international medical equipment suppliers for products including anesthesia equipment, patient monitors, mobile C-arm X-ray machines and other medical equipment accessories.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying condensed consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Accordingly, certain information and note disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted. However, we believe that the disclosures included in these financial statements are adequate to make the information presented not misleading. The unaudited condensed consolidated financial statements included in this document have been prepared on the same basis as the annual consolidated financial statements, and in our opinion reflect all adjustments, which include normal recurring adjustments necessary for a fair presentation in accordance with GAAP for interim financial information. The results for the six months ended June 30, 2014 are not necessarily indicative of the results that we will have for any subsequent period. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto for the year ended December 31, 2013 included in our Annual Report on Form 20-F.

Basis of Consolidation

The consolidated financial statements include the accounts of Dehaier, and its majority-owned and wholly-owned subsidiaries (collectively, the “Company”). All significant inter-company transactions and balances are eliminated in consolidation.

A group of shareholders, including the Chief Executive Officer, originally held more than 50% of the voting ownership interest of Dehaier, BDL and BTL. BTL owns a building which is pledged as collateral for BDL’s bank loans. In exchange, BDL loans money to BTL to finance its operations. BTL’s primary operation is to provide repairs and transportation services to BDL’s customers. Because of these arrangements, BDL is the primary beneficiary of BTL, as the entity that is most closely associated with BTL. BTL is considered a variable interest entity(“VIE”) of BDL. Management makes ongoing reassessments of whether BDL is the primary beneficiary of BTL.

The accounts of BTL are consolidated in the accompanying financial statements pursuant to Accounting Standards Codification (“ASC”) 810-10, “Consolidation”. As a VIE, BTL’s revenues are included in the Company’s service income, and its income from operations is consolidated with the Company’s. Because of the arrangements, the Company had a pecuniary interest in BTL that requires consolidation of the Company’s and BTL’s financial statements.

On December 13, 2013, an additional capital of RMB2,000,000 (approximately $327,400) was contributed to BTL by its shareholders.

The carrying amount and classification of BTL’s assets and liabilities included in the Consolidated Balance Sheets are as follows:

	June 30,	December 31,
	2014	2013
	US$	US$
Total current assets	768,988	674,281
Total assets	1,833,983	1,825,543
Total current liabilities	66,865	5,270
Total liabilities	66,865	5,270

F-5

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL
STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s consolidated financial statements include revenue recognition, allowance for doubtful accounts, warranty obligation, warrants liability, stock-based compensation and useful lives of intangible assets, and property and equipment. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts reported in the consolidated financial statements for current assets and current liabilities approximate fair value due to the short-term nature of these financial instruments.

The Company follows the provisions of ASC topic 815, “Derivatives and Hedging”. ASC topic 815 provides a framework for determining whether an instrument is indexed to an entity's own stock. Warrants are indexed to the Company's stock, which is traded in US dollars. Since the Company's functional currency is the RMB, such warrants are considered liabilities. The fair value of the warrants liability is measured each reporting period with the resulting change in fair value recorded in the consolidated statements of income and comprehensive income.

The accounting standards regarding fair value of financial instruments and related fair value measurements define fair value, and establish a three-level valuation hierarchy for disclosures of fair value.

The three levels are defined as follows:

•	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The fair value of the warrants liability was determined using the Black Scholes Model, with level 2 inputs(see Note 12).

Stock-based compensation

The Company records stock-based compensation expense at fair value on the grant date and recognizes the expense over the employee’s requisite service period. The Company’s expected volatility assumption is based on the historical volatility of Company’s stock or the expected volatility of similar entities. The expected life assumption is primarily based on historical exercise patterns and employee post-vesting termination behavior. The risk-free interest rate for the expected term of the option is based on the U.S. termination behavior. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend is based on the Company’s current and expected dividend policy.

F-6

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL
STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company recognizes revenues when all the followings conditions have been satisfied:

Persuasive evidence of an arrangement exists;

Delivery and/or installation has occurred (e.g., risks and rewards of ownership have passed);

The sales price is fixed or determinable; and,

Collectibility is reasonably assured.

All revenues are based on firm customer orders with fixed terms and conditions. Because the products are assembled to the customers’ specification, there is no right of return. The Company does not provide its customers with price protection or cash rebates. For products that include software, the software is an off-the-shelf package and an integral part of the products being delivered. The Company does not provide any significant post-sale customer support services and does not provide customers with upgrades. The software is incidental to the product as a whole. For products that do not require installation, revenues are recognized when the products are delivered. For products that require installation, revenues are recognized when the installation is completed.

For all service income, the Company recognizes the revenue upon the completion of the repairs when the equipment has been returned to and accepted by the customers.

In the PRC, value added tax (VAT) of 17% of the invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company; instead, the amount is recorded as a liability on the balance sheet until such VAT is paid to the authorities.

Foreign Currency Translation

The accounts of Dehaier, BDL, BTL and Breathcare are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The accompanying consolidated financial statements are presented in US dollars. Foreign currency transactions are translated into US dollars using fixed exchange rates in effect at the time of the transaction. Generally, foreign exchange gains and losses resulting from the settlement of such transactions are recognized in the consolidated statements of income and comprehensive income. The foreign currency accounts of BDL and BTL are translated in accordance with ASC 830-10, “Foreign Currency Matters”. Assets and liabilities are translated at applicable exchange rates quoted by the People’s Bank of China at the balance sheet dates and revenues and expenses are translated at average exchange rates in effect during the periods. Because cash flows are translated based on the average translating rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessary agree with changes in the corresponding balances on the balance sheets. Equity is translated at the historical rate of exchange at the date of capital contribution. Resulting translation adjustments are recorded as other comprehensive income (loss) and accumulated as a separate component of equity.

Earnings per Share

The Company follows the provisions of ASC 260-10, “Earnings per Share”. Basic earnings per share is computed by dividing net income attributable to holders of common shares by the weighted average number of common shares outstanding during the years. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares. Common stock equivalents having an anti-dilutive effect on earnings per share are excluded from the calculation of diluted earnings per share.

F-7

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL
STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company uses the asset and liability method of accounting for income taxes in accordance with ASC 740-10, “Accounting for Income Taxes.” Under this method, income tax expense is recognized for the amount of: (i) taxes payable or refundable for the current year; and, (ii) deferred tax consequences of temporary differences resulting from matters that have been recognized in an entity’s financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is provided to reduce the deferred tax assets reported if, based on the weight of available positive and negative evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company recorded a deferred tax asset for the temporary differences arising from allowance for doubtful accounts and certain accrued expenses. The Company believes it can utilize the deferred tax asset to offset future taxable income. Therefore, no valuation allowance has been provided as of June 30, 2014 and December 31, 2013.

The Company recognizes tax benefits that satisfy a greater than 50% probability threshold and provides for the estimated impact of interest and penalties for such tax.

Recently Issued Accounting Standards

In April 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. Under the new guidance, only disposals representing a strategic shift in operations should be presented as discontinued operations. The new guidance also requires disclosure of the pre-tax income attributable to a disposal of a significant part of an organization that does not qualify for discontinued operations reporting. The amendments in the ASU are effective in the first quarter of 2015 for public organizations with calendar year ends. Early adoption is permitted. The Company has adopted this guidance when accounting for the property and equipment to be disposed of related to its manufacturing service segment, as such disposal would not represent a strategic shift in the Company’s operations or a significant impact on the Company’s financial position and results of operations. See note 6 for impairment charges related to the property and equipment to be disposed of .

In May 2014, the FASB issued ASU No. 2014-09, Revenue from contracts with Customers: Topic 606. This Update affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets, unless those contracts are within the scope of other standards. The guidance in this Update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition and most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to illustrate the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new guidance also includes a cohesive set of disclosure requirements that will provide users of financial statements with comprehensive information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from a reporting organization’s contracts with customers. This ASU is effective retrospectively for fiscal years, and interim periods within those years beginning after December 15, 2016 for public companies and 2017 for non-public entities. Management is evaluating the effect, if any, on the Company’s financial position and results of operations.

In June, 2014, the FASB issued ASU No. 2014-12, Compensation—Stock Compensation (Topic 718) Accounting for Share-based payments when Terms of an award Provide That a Performance Target Could be Achieved after the Requisite Service Period. The Amendments in ASU 2014-12 requisite service period be treated as performance condition. ASU 2014-12 is effective for interim and annual reporting periods beginning after December 15, 2015, with early adoption permitted. Management is evaluating the effect, if any, on the Company’s financial position and results of operations.

F-8

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL
STATEMENTS

3.	PREPAYMENT AND OTHER CURRENT ASSETS

Prepayment and other current assets consist of the following:

	June 30,	December 31,
	2014	2013
	US$	US$
Deposits for equipment purchase	3,337,705	4,867,803
Other	978,336	730,181
	4,316,041	5,597,984

4.	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	June 30,	December 31,
	2014	2013
	US$	US$
Buildings	1,382,056	1,405,723
Land use rights	315,706	321,112
Plant and machinery	5,351,862	3,282,641
Automobiles	44,229	44,987
Office and computer equipment	191,257	438,843
	7,285,110	5,493,306

Less: Accumulated depreciation and amortization	(2,518,742)	(2,329,241)
Property and equipment, net	4,766,368	3,164,065

At June 30, 2014 and December 31, 2013, BTL’s building was pledged to a bank as collateral for short-term borrowings of RMB15,000,000 (US$2,436,000) and RMB15,000,000 (US$ 2,477,715), respectively (see Note 6).

Depreciation expense was $229,322 and $229,392, for the six months ended June 30, 2014 and 2013, respectively.

Land Use Rights

There is no private ownership of land in China. Land is owned by the government and the government grants land use rights for specified terms. The Company’s land use rights are reported at the purchase price of RMB1,944,000 in 2002.

5.	INTANGIBLE ASSETS, NET

	June 30,	December 31,
	2014	2013
	US$	US$
Software Copyright	2,765,761	2,813,123
Others	32,529	33,086
	2,798,290	2,846,209

Less: Accumulated and amortization	(297,818)	(229,860)
Intangible assets, net	2,500,472	2,616,349

Amortization expense for the six months ended June 30, 2014 and 2013 was $72,019 and $71,448, respectively. Annual future amortization expense at June 30, for each of the next five years is $144,037 and $1,780,287 thereafter.

F-9

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL
STATEMENTS

6.	SHORT-TERM BORROWINGS

The Company has a line of credit for $2,436,000 (RMB15,000,000) with a commercial bank in China to finance its working capital. The credit line bears interest at a floating interest rate which will be approximately 7.5% in 2014 and is renewed annually. Average interest rates for the six months ended June 30, 2014 and 2013 were 7.50% and 6.30%, respectively. Pursuant to the terms of the agreement, the line of credit is secured by BTL’s building (see note 5) and guaranteed by BDL and guaranteed by an officer of the Company.

On January 20, 2014, the Company repaid the loan in the amount of $1,651,970 (RMB10,000,000) with Industrial and Commercial Bank of China Limited (ICBC) and the loan in the amount of $825,905 (RMB5,000,000) with Nanjing Bank Company Limited (Beijing Branch).

On January 28, 2014, the Company entered into a new loan agreement with Nanjing Bank Company Limited (Beijing Branch) in the amount of $1,624,000 (RMB10,000,000) with a floating interest rate which was approximately 7.5% per year, due on January 28, 2015. Pursuant to the terms of the agreement, the line of credit is guaranteed by an officer of the Company.

On March 7, 2014, the Company renewed the loan agreement with Nanjing Bank Company Limited (Beijing Branch) in the amount of $812,000 (RMB5,000,000) with floating interest rate which was approximately 7.5% per year, due on March 7, 2014. Pursuant to the terms of the agreement, the line of credit is guaranteed by an officer of the Company.

Interest expense on short-borrowings for the six months ended June 30, 2014 and 2013 amounted to $83,177 and $76,187, respectively.

7.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other payables consist of the following:

	June 30,	December 31,
	2014	2013
	US$	US$
Accrued salaries and social welfare	254,938	254,447
Accrued expenses	106,244	191,780
Other payables, non-trade vendors	51,522	41,511
Deposit from customer	31,163	6,836
	443,867	494,574

8.	TAXES PAYABLE

Taxes payable consist of the following:

	June 30,	December 31,
	2014	2013
	US$	US$
Value added tax	333,239	8,380
Enterprise income tax	118,681	70,776
Employee withholding taxes	4,068	2,793
Business tax	162	165
City construction tax	17,692	636
	473,842	82,750

F-10

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL
STATEMENTS

9.	NON-CONTROLLING INTEREST

Non-controlling interest consists of the following:

	June 30,	December 31,
	2014	2013
	US$	US$
Original paid-in capital	713,787	711,618
Retained Earnings	740,031	762,599
Accumulated other comprehensive income	313,301	346,056
	1,767,119	1,820,273

10.	COMMITMENTS AND CONTINGENCY

Leases

The lease commitments are for office premises and a warehouse facility, all of which are classified as operating leases. These non-cancelable leases have lease terms expiring through December 2014. Approximate future minimum lease payments under these leases at June 30, 2014, are $45,564 for the six months ending December 31, 2014.

Rent expense for the six months ended June 30, 2014 and 2013 was $57,256 and $59,322, respectively.

Employment Contracts

Under the PRC labor law, all employees have signed employment contracts with the Company. Management employees have employment contracts with terms up to three years and non-management employees have a one year employment contract renewable on an annual basis.

Contingency

The Labor Contract Law of the People’s Republic of China, requires employers to assure the liability of the severance payments if employees are terminated and have been working for the employers for at least two years prior to January 1, 2008. The Company has estimated its possible severance payments of approximately $368,543 and $336,341 as of June 30, 2014 and December 31, 2013, respectively, which have not been reflected in its consolidated financial statements, because it is more likely than not that this will not be paid or incurred.

11.	EQUITY

Common Shares

On January 11, 2014, Dehaier issued 68,000 ordinary shares to individuals upon exercises of share-based awards.

On January 15, 2014, Dehaier issued 40,000 restricted unregistered common shares to independent consultants in connection with investment counseling and financial advisory services rendered for the Company. The fair value of the shares on the grant date based on the closing price was approximately $145,600.

On February 21, 2014, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain institutional investors for the sale of 734,700 common shares in a registered offering at the price of $9.12 per common share. The net cash proceeds received from the stock offering, after deducting underwriter commission and other associated fees, were approximately $6.1 million. In addition, the Company issued 220,410 warrants to the institutional investors aggregately. The warrants are exercisable immediately as of the date of issuance at an exercise price of $11.86 per common share and expire forty-two months from the date of issuance. The Company also issued warrants to purchase 73,470 ordinary shares to the placement agent (“Placement Agent Warrant”). The Placement Agent Warrants are on substantially the same terms as the warrants issued pursuant to the Purchase Agreement.

On April 24, 2014, Dehaier issued 40,000 restricted unregistered common shares to independent consultants in connection with investment counseling and financial advisory services rendered for the Company. The fair value of the shares on the grant date based on the closing price was approximately $145,600.

On April 8, 2014, Dehaier issued 62,000 ordinary shares to individuals upon exercises of share-based awards.

On May 29, 2014, Dehaier issued 4,000 ordinary shares to individuals upon exercises of share-based awards.

F-11

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL
STATEMENTS

11.	EQUITY (CONTINUED)

Statutory Surplus Reserves

A PRC company is required to make appropriations to statutory surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve is required to be at least 10% of the after tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s’ registered capital.

The statutory surplus reserve fund is non-distributable other than during liquidation and can be used to fund previous years’ losses, if any, and may be utilized for business expansion or converted into share capital by issuing new shares to existing shareholders in proportion to their shareholding or by increasing the par value of shares currently held by them, provided that the remaining statutory surplus reserve balance after such issue is not less than 25% of the registered capital.

Since Dehaier is a British Virgin Islands’ company, it will not be subject to the statutory surplus reserve provisions. BDL is a joint-venture company and the statutory surplus reserve provisions will be determined by its board of directors. As of June 30, 2014, BDL’s board of directors has not yet made such determination. Therefore, no amount was allocated to the statutory surplus reserve account.

BTL appropriated 10% of its net profits as statutory surplus reserve, which is included as part of the non-controlling interest in the equity section. As of June 30, 2014 and December 31, 2013, statutory surplus reserve activity was as follows:

	June 30,	December 31,
	2014 US$	2013 US$

Balance – beginning of year	76,260	75,489
Addition to statutory reserves	(2,257)	771
Balance –end of period	74,003	76,260

Stock Option Plan

Under the employee stock option plan, the Company’s stock options expire five years from the date of grant. On December 29, 2011, the Company entered into five-year agreements with its employees and directors, pursuant to which, the Company issued an aggregate of 450,000 options to acquire the Company’s common shares at an exercise price of $1.45 per share. The options vest in equal annual installments over the five years of the agreements ending December 31, 2016. On October 7, 2013, pursuant to the Company’s Share Incentive Plan, the Company granted a nonstatutory stock options to acquire 94,000 shares of the Company’s common stock at an exercise price of $2.30 per share to Chen Ping. The options vest in equal annual installments over the five years of the agreement ending October 7, 2018. As of June 30, 2014, 187,644 options have not been vested.

The Company valued the stock options using the Black-Scholes model with the following assumptions:

	Expected Terms (years)	Expected Volatility	Dividend Yield	Risk Free Interest Rate	Grant Date Fair Value Per share
Employees	5	126%	0%	0.83%	$1.22
Directors and officers	5	126%	0%	0.83%	$1.22
Chen Ping	5	192%	0%	1.41%	$2.30

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DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL
STATEMENTS

11.	EQUITY (CONTINUED)

Stock Option Plan (Continued)

The following is a summary of the option activity:

Stock options	Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding as of December 31, 2012	450,000	$1.45	-
Granted	-
Forfeited	-
Exercised	-
Outstanding as of June 30, 2013	450,000	$1.45	400,500

		Weighted Average	Aggregate
Stock options	Shares	Exercise Price	Intrinsic Value
Outstanding as of December 31, 2013	442,000	1.63	994,160
Granted	-
Forfeited	-
Exercised	(134,000)
Outstanding as of June 30, 2014	308,000	$1.65	1,568,300

Following is a summary of the status of options outstanding and exercisable at June 30, 2014:

Outstanding options			Exercisable options
Average Exercise price	Number	Average remaining contractual life(years)	Average Exercise price	Number	Average remaining contractual life(years)
$1.45	214,000	2.5	$1.45	71,600	2.5

$2.30	94,000	4.3	$2.30	-	-

For the six months ended June 30, 2014 and 2013, the Company recognized $58,376 and $43,737, respectively, as compensation expense under its stock option plan.

12.	WARRANTS

On April 21, 2010, the Company issued to Anderson & Strudwick Incorporated (“A&S”) 150,000 warrants, as a portion of the placement commission for the IPO. On the same day, the Company granted a total of 7,500 warrants to Hawk Associates Inc. (“Hawk”), the Company’s investor relations consultancy. On January 10, 2012, the Company issued 100,000 warrants to FirsTrust Group, Inc., (“FirsTrust”), the Company’s financial advisor.

In connection with the stock offering in February, 2014, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain institutional investors for the sale of 734,700 common shares in a registered offering at the price of $9.12 per common share. In addition, the Company issued 220,410 warrants to the institutional investors aggregately and issued 73,470 warrants to FT Global Capital, Inc. (“FT Global”), as a portion of the placement commission. These warrants will be exercisable immediately as of the date of issuance at an exercise price of $11.86 per common share and expire forty-two months from the date of issuance.

There were a total of 551,380 warrants issued and outstanding as of June 30, 2014. All the warrants issued to “A&S” have the right to purchase one share of common stock for an exercise price of $10.00 per share with a term of 5 years. All the warrants granted to Hawk have the right to purchase one share of common stock for an exercise price of $9.60 per share with a term of 5 years. All the warrants granted to FirsTrust have the right to purchase one share of common stock for an exercise price of $4.00 per share with a term of 5 years. All the warrants granted to the certain institutional investors have the right to purchase one share of common stock for an exercise price of $11.86 per share with a term of 3.5 years. All the warrants granted to the FT Global Capital, Inc. have the right to purchase one share of common stock for an exercise price of $11.86 per share with a term of 3.5 years.

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DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL
STATEMENTS

12.	WARRANTS(CONTINUED)

The fair value of the outstanding warrants at June 30, 2014 was calculated using the Black Scholes Model with the following assumptions:

Market price per share (USD/share)	5.55
Exercise price (USD/share)	$4.00, $9.60, $10.00,$11.86
Risk free rate	0.69%, 0.09%, 0.09%,0.77%
Dividend yield	-
Expected term/Contractual life (years)	2.53, 0.81, 0.81,3.15
Expected volatility	150.76%,89.48%,89.48%,170.06%

The following table sets forth by level within the fair value hierarchy our financial instruments that are measured at fair value on a recurring basis:

	Carrying Value at June 30, 2014	Fair Value Measurement at June 30, 2014
		Level 1	Level 2	Level 3
Warrants liability	$1,891,397	$-	$1,891,397	$-

	Carrying Value at December 31, 2013	Fair Value Measurement at December 31, 2013
		Level 1	Level 2	Level 3
Warrants liability	$720,857	$-	$720,857	$-

The following is a reconciliation of the beginning and ending balances of warrants liability measured at fair value on a recurring basis using Level 2 inputs:

	June 30, 2014	June 30, 2013
	US$	US$
Beginning balance	720,857	374,166
Warrants issued	2,698,375	-
Fair value change of the issued warrants included in earnings	(1,527,835)	4,413
Ending balance	1,891,397	378,579

Following is a summary of the warrants activity:

	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Outstanding as of December 31, 2012	257,500	$7.66	2.97
Granted	-
Forfeited	-
Exercised	-
Outstanding as of June 30, 2013	257,500	$7.66	2.48

	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Outstanding as of December 31, 2013	257,500	$7.66	2.48
Granted	293,880
Forfeited	-
Exercised	-
Outstanding as of June 30, 2014	551,380	$9.90	2.37

F-14

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL
STATEMENTS

13.	Earnings Per Share

The following is a reconciliation of the basic and diluted earnings per share computation for the six months ended June 30, 2014 and 2013:

	For the six months ended
	June 30,
	2014	2013
Basic earnings per share
Net income available to the company’s common shareholders	$1,398,413	$1,534,416
Weighted average shares outstanding - Basic	5,321,968	4,620,000
Earnings per share - Basic	$0.26	$0.33

Diluted earnings per share
Net income available to the company’s common shareholders	$1,398,413	$1,534,416
Weighted average shares outstanding - Basic	5,321,968	4,620,000
Options	97,058	22,383
Weighted shares outstanding - Diluted	5,419,026	4,642,383
Earnings per share - Diluted	$0.26	$0.33

For the six months ended June 30, 2014 and 2013, 97,058 shares of 214,000 and 22,383 shares of 450,000 stock options were exercisable and included in the diluted EPS calculation. On June 30 2014, 94,000 stock options were anti-dilutive and not included in diluted EPS. The warrants issued by the Company were anti-dilutive and not included in diluted EPS for each of the six months presented.

14.	INCOME TAXES

British Virgin Islands

Dehaier is a tax-exempt company incorporated in the British Virgin Islands. BDL and BTL were incorporated in the PRC and are governed by the PRC laws.

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DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL
STATEMENTS

14.	INCOME TAXES (CONTINUED)

PRC

PRC enterprise income tax is calculated based on the Enterprise Income Tax Law (the “EIT Law”). Under the EIT Law, a unified enterprise income tax rate of 25% and unified tax deduction standards will be applied equally to both domestic-invested enterprises and foreign-invested enterprises.

Under the current PRC laws, PRC government grants a preferential income tax rate of 15% to government-certified high technology companies, and under the new standard the period of validity for the certification of high technology companies is three years. In 2009 and 2012 BDL updated its certification for “high technology” company. In 2012 and 2015 BDL updated its certification for “high technology” company again. Therefore, BDL used a 15% income tax rate to calculate the income tax expense for the six months ended June 30, 2014 and 2013.

The tax rate for BTL is 25% in 2014 and 2013

A reconciliation of income tax expense and the amount computed by applying the statutory income tax rate to the income before income tax provision is as follows:

	For the six months ended
	June 30,
	2014	2013
	US$	US$
Tax computed at statutory rate	100,692	274,792
Other nondeductible items	18,303	40,091
	118,995	314,883

United States

Breathcare is a limited liability company and, such as, is not subject to federal income tax, instead any income would be taxable to Breathcare’s sole owner. Moreover, as of June 30, 2014, Breathcare was inactive and generated no revenue.

F-16

DEHAIER MEDICAL SYSTEMS LIMITED AND AFFILIATE

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL
STATEMENTS

15.	CONCENTRATIONS

Major Customers

For the six months ended June 30, 2014, five customers each accounted for more than 10% of the Company’s total revenues. For the six months ended June 30, 2013, three customers each accounted for more than 10% of the Company’s total revenues.

At June 30, 2014, receivables from one customer were approximately 10% of accounts receivable at June 30, 2014. At December 31, 2013, no customer represented more than 10% of amounts receivable at December 31, 2013.

Major Suppliers

For the six months ended June 30, 2014, four suppliers each accounted for more than 10% of the Company’s total purchase. For the six months ended June 30, 2013, four suppliers each accounted for more than 10% of the Company’s total purchase.

As of June 30, 2014 and December 31, 2013, two suppliers accounted more than 10% of the Company’s accounts payable balances.

Revenues

For the six months ended June 30, 2014 and 2013, the Company’s top three selling products accounted, in the aggregate, for approximately 83% and 65%, respectively, of its total net revenues.

The following represents the revenues by product line, all derived from China:

	For the six months ended
	June 30,
	2014	2013
Products Line	US$	US$

Medical Devices	6,257,359	7,138,474
Respiratory and Oxygen Homecare	19,901	1,186,908
	6,277,260	8,325,382

15.	SUBSEQUENT EVENTS

On January 11, 2014, the Chief Executive Office, directors and officers, employees of the Company exercised their stock options to purchased 68,000 shares of the Company’s common stock for $98,600. The transaction was completed on September 29, 2014, when the proceeds were received.

On August 20, 2014, the Company granted 100,000 common shares to Mr. Ping Chen (the “Common Share Grant”) and options to purchase 131,000 common shares (the “Option Grant”). The Common Share Grant shall be immediately vested upon grant. The Option Grant shall vest over a period of five years, with options to purchase 26,200 common shares vesting each year, commencing on August 20, 2015. The exercise price of the Option Grant shall be $5.31 per share, and such options may be exercised on a cash or cashless basis.

F-17